SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    Form 40-F

Material Contained in this Report

1.	ORIX’s Consolidated Financial Results for the fiscal year ended March 31, 2024 (April 1, 2023 –March 31, 2024) filed with the Tokyo Stock Exchange on Wednesday, May 8, 2024.
2.	“Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2024 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2025”
3.	“Notice Regarding Repurchase of Own Shares”
4.	“Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation”
5.	“Announcement Regarding Management Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 8, 2024	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Consolidated Financial Results

April 1, 2023 – March 31, 2024

May 8, 2024

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2023 to March 31, 2024

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Year Ended March 31, 2024

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2024	2,814,361	5.7%	360,713	7.4%	469,975	19.8%	346,132	19.2%
March 31, 2023	2,663,659	6.2%	335,923	14.7%	392,178	(23.0%)	290,340	(8.5%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥547,310 million for the fiscal year ended March 31, 2024 (year-on-year change was a 30.1% increase) and ¥420,584 million for the fiscal year ended March 31, 2023 (year-on-year change was a 6.5% decrease).

*Note 1:

Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

*Note 2:

The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the previous fiscal years have been retrospectively reclassified for this change.

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*4	Operating Margin
March 31, 2024	298.55	298.05	9.2%	3.0%	12.8%
March 31, 2023	245.98	245.65	8.5%	2.7%	12.6%

“Equity in Net Income of Equity method investments” was a net gain of ¥36,774 million for the fiscal year ended March 31, 2024 and a net gain of ¥22,081 million for the fiscal year ended March 31, 2023.

*Note 3:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts which are in single yen.
*Note 4:	“Return on Assets” is calculated based on “Income before Income Taxes.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2024	16,322,100	4,021,965	3,941,466	24.1%	3,422.94
March 31, 2023	15,289,385	3,614,322	3,543,607	23.2%	3,027.93

*Note 5:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash, Cash Equivalents and Restricted Cash at End of Year
March 31, 2024	1,243,402	(1,372,803)	(85,477)	1,185,307
March 31, 2023	913,088	(1,098,478)	438,308	1,366,908

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2023	—	42.80	—	42.80	85.60	100,794	34.8%	3.0%
March 31, 2024	—	42.80	—	55.80	98.60	114,095	33.0%	3.1%

March 31, 2025 (Est.)	—	49.30	—	49.30	98.60	—	—	—

*Note 6:

Total dividends paid include dividends paid to the Board Incentive Plan Trust (¥241 million for the fiscal year ended March 31, 2023 and ¥272 million for the fiscal year ended March 31, 2024). For the next fiscal year ending March 31, 2025, the annual dividend is forecasted at the higher of either payout ratio of 39% or 98.60 yen per share. In the above table, the minimum dividend has been stated.

3. Forecast for the Year Ending March 31, 2025 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2025	390,000	12.7%

*Note 7:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No (x)

Addition - None ( )	Exclusion - None ( )

(2) Changes in Accounting Principles

1. Changes due to adoptions of new accounting standards	Yes (x) No ( )

2. Other than those above	Yes ( ) No ( x )

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,214,961,054 as of March 31, 2024, and 1,234,849,342 as of March 31, 2023.

2. The number of treasury stock was 60,748,162 as of March 31, 2024, and 61,742,607 as of March 31, 2023.

3. The average number of outstanding shares was 1,159,367,000 for the fiscal year ended March 31, 2024, and 1,180,356,466 for the fiscal year ended March 31, 2023.

The Company’s shares held through the Board Incentive Plan Trust (2,727,686 shares as of March 31, 2024 and 2,800,866 shares as of March 31, 2023) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2023 to March 31, 2024 are not subject to certified public accountant’s or audit firm’s audits.

1. Summary of Consolidated Financial Results

(1) Summary of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2024

		Fiscal Year ended March 31, 2023	Fiscal Year ended March 31, 2024	Change
				Amount	Percent
Total Revenues	(millions of yen)	2,663,659	2,814,361	150,702	6%
Total Expenses	(millions of yen)	2,327,736	2,453,648	125,912	5%
Income before Income Taxes	(millions of yen)	392,178	469,975	77,797	20%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	290,340	346,132	55,792	19%
Earnings Per Share (Basic)	(yen)	245.98	298.55	52.57	21%
(Diluted)	(yen)	245.65	298.05	52.40	21%
ROE*1	(%)	8.5	9.2	0.7	—
ROA*2	(%)	1.96	2.19	0.23	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.
*Note 3:

Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

*Note 4:

The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the previous fiscal years have been retrospectively reclassified for this change.

Overview of Business Performance (April 1, 2023 to March 31, 2024)

Total revenues for the consolidated fiscal year ended March 31, 2024 (hereinafter, “the fiscal year”) increased 6% to ¥2,814,361 million compared to the previous fiscal year due to increases in life insurance premiums and related investment income, services income, operating lease revenues and finance revenues despite a decrease in sales of goods and real estate.

Total expenses increased 5% to ¥2,453,648 million compared to the previous fiscal year due to increases in selling, general and administrative expenses, interest expense and life insurance costs despite decreases in costs of goods and real estate sold and services expense.

Equity in net income of equity method investments for the fiscal year increased by ¥14,693 million to ¥36,774 million compared to the previous fiscal year and gains on sales of subsidiaries and equity method investments and liquidation losses, net for the fiscal year increased by ¥39,488 million to ¥72,488 million compared to the previous fiscal year.

Due to the above results, income before income taxes for the fiscal year increased 20% to ¥469,975 million compared to the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 19% to ¥346,132 million compared to the previous fiscal year.

Segment Information

Total segment profits for the fiscal year increased 22% to ¥494,152 million compared to the previous fiscal year. Segment profits increased in each of Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Insurance, Banking and Credit, and Aircraft and Ships while segment profits in each of Environment and Energy, ORIX USA, ORIX Europe, and Asia and Australia decreased, in each case as compared to the previous fiscal year.

Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for the previous fiscal year has been retrospectively reclassified.

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. As a result of the adoption of LDTI, Insurance segment data for the previous fiscal year has been retrospectively adjusted.

The presentation of equity method investment has been changed since fiscal 2024. As a result, segment data for the previous fiscal year has been retrospectively reclassified.

Segment information for the fiscal year is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments, and ICT-related equipment

	Year ended March 31, 2023 (millions of yen)	Year ended March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	75,025	81,195	6,170	8

	As of March 31, 2023 (millions of yen)	As of March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,514,070	1,552,322	38,252	3

Segment profits increased 8% to ¥81,195 million compared to the previous fiscal year due to an increase in gains on investment securities and dividends and an increase in services income, despite an increase in selling, general and administrative expenses.

Segment assets increased 3% to ¥1,552,322 million compared to the end of the previous fiscal year due to an increase in investment in operating leases and an increase in installment loans.

Real Estate: Real estate development, rental, and management; facility operations; real estate asset management

	Year ended March 31, 2023 (millions of yen)	Year ended March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	51,578	65,835	14,257	28

	As of March 31, 2023 (millions of yen)	As of March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	935,027	994,115	59,088	6

Segment profits increased 28% to ¥65,835 million compared to the previous fiscal year due to an increase in services income from operating facilities.

Segment assets increased 6% to ¥994,115 million compared to the end of the previous fiscal year due to an increase in inventories.

PE Investment and Concession: Private equity investment; concession

	Year ended March 31, 2023 (millions of yen)	Year ended March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	2,837	43,378	40,541	—

	As of March 31, 2023 (millions of yen)	As of March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	605,471	772,834	167,363	28

Segment profits increased by ¥40,541 million to ¥43,378 million compared to the previous fiscal year due to an increase in gains on sales of subsidiaries and equity method investments resulting from the sale of certain investees and an increase in equity income of investment in corporate entities at our three airports in Kansai in our concession business.

Segment assets increased 28% to ¥772,834 million compared to the end of the previous fiscal year due to an increase in installment loans and an increase in equity method investments.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management

	Year ended March 31, 2023 (millions of yen)	Year ended March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	32,960	29,898	(3,062)	(9)

	As of March 31, 2023 (millions of yen)	As of March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	773,617	847,049	73,432	9

Segment profits decreased 9% to ¥29,898 million compared to the previous fiscal year due to the absence of gains on the sale of shares of subsidiaries and equity method investments resulting from the partial sale of an investee recorded in the previous fiscal year.

Segment assets increased 9% to ¥847,049 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Insurance: Life insurance

	Year ended March 31, 2023 (millions of yen)	Year ended March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	62,990	70,034	7,044	11

	As of March 31, 2023 (millions of yen)	As of March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,050,412	2,309,357	258,945	13

Segment profits increased 11% to ¥70,034 million compared to the previous fiscal year due to an increase in life insurance premiums and related investment income.

Segment assets increased 13% to ¥2,309,357 million compared to the end of the previous fiscal year due to an increase in investment in securities.

Banking and Credit: Banking; consumer finance

	Year ended March 31, 2023 (millions of yen)	Year ended March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	37,610	96,744	59,134	157

	As of March 31, 2023 (millions of yen)	As of March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,698,747	2,733,021	34,274	1

Segment profits increased 157% to ¥96,744 million compared to the previous fiscal year due to an increase in gains on sales of subsidiaries and equity method investments resulting from the partial sale of shares of ORIX Credit Corporation (“ORIX Credit”).

Segment assets increased 1% to ¥2,733,021 million compared to the end of the previous fiscal year due to an increase in equity method investments despite a decrease in installment loans resulting from the partial sale of shares of ORIX Credit, and an increase in investment in securities at ORIX Bank Corporation.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

	Year ended March 31, 2023 (millions of yen)	Year ended March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	18,583	26,773	8,190	44

	As of March 31, 2023 (millions of yen)	As of March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	742,890	1,058,435	315,545	42

Segment profits increased 44% to ¥26,773 million compared to the previous fiscal year due to an increase in operating leases revenues in our aircraft business.

Segment assets increased 42% to ¥1,058,435 million compared to the end of the previous fiscal year due to an increase in investment in operating leases and foreign exchange effects.

ORIX USA: Finance, investment, and asset management in the Americas

	Year ended March 31, 2023 (millions of yen)	Year ended March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	49,021	17,337	(31,684)	(65)

	As of March 31, 2023 (millions of yen)	As of March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,462,717	1,537,025	74,308	5

Segment profits decreased 65% to ¥17,337 million compared to the previous fiscal year due to a decrease in gains on investment securities and dividends and a decrease in gains on sales of subsidiaries and equity method investments.

Segment assets increased 5% to ¥1,537,025 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects, despite a decrease in installment loans.

ORIX Europe: Asset management of global equity and fixed income

	Year ended March 31, 2023 (millions of yen)	Year ended March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	40,675	28,619	(12,056)	(30)

	As of March 31, 2023 (millions of yen)	As of March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	417,941	459,248	41,307	10

Segment profits decreased 30% to ¥28,619 million compared to the previous fiscal year due to an increase in interest expense related to the investment in ORIX Corporation Europe N.V.

Segment assets increased 10% to ¥459,248 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Year ended March 31, 2023 (millions of yen)	Year ended March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	34,952	34,339	(613)	(2)

	As of March 31, 2023 (millions of yen)	As of March 31, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,395,096	1,587,540	192,444	14

Segment profits decreased 2% to ¥34,339 million compared to the previous fiscal year due to the absence of gains on sales of subsidiaries and equity method investments due to the sale of certain investees recorded in the previous fiscal year and an increase in credit loss expense, despite an increase in gains on investment securities and dividends.

Segment assets increased 14% to ¥1,587,540 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Outlook and Forecast

In addition to continuing growth exhibited in our existing business operations, we believe that there are further growth opportunities in all of our segments, and we will strive to achieve sustainable profit growth by capitalizing on these opportunities going forward.

Although forward-looking statements in this document are attributable to current information available to us and are based on assumptions deemed reasonable by us, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors that could cause results that differ materially from those described in the forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Summary of Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2023	As of March 31, 2024	Change
				Amount	Percent
Total Assets	(millions of yen)	15,289,385	16,322,100	1,032,715	7%
(Segment Assets)		12,595,988	13,850,946	1,254,958	10%
Total Liabilities	(millions of yen)	11,674,118	12,297,490	623,372	5%
(Short-term and Long-term Debt)		5,718,519	6,200,471	481,952	8%
(Deposits)		2,246,345	2,245,835	(510)	(0)%
Shareholders’ Equity*1	(millions of yen)	3,543,607	3,941,466	397,859	11%
Shareholders’ Equity Per Share*2	(yen)	3,027.93	3,422.94	395.01	13%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
Note 2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 3:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

Total assets increased 7% to ¥16,322,100 million compared to the end of the previous fiscal year due to increases in investment in securities, investment in operating leases and equity method investments despite a decrease in cash and cash equivalents. In addition, segment assets increased 10% to ¥13,850,946 million compared to the end of the previous fiscal year.

Total liabilities increased 5% to ¥12,297,490 million compared to the end of the previous fiscal year due to increases in long-term debt and current and deferred income taxes.

Shareholders’ equity increased 11% to ¥3,941,466 million compared to the end of the previous fiscal year.

Summary of Cash Flows

Cash, cash equivalents and restricted cash decreased by ¥181,601 million to ¥1,185,307 million compared to the end of the previous fiscal year.

Cash flows provided by operating activities were ¥1,243,402 million during the fiscal year, up from ¥913,088 million during the previous fiscal year. This change resulted primarily from the absence of an increase in payment of income taxes during the previous fiscal year.

Cash flows used in investing activities were ¥1,372,803 million during the fiscal year, up from ¥1,098,478 million during the previous fiscal year. This change resulted primarily from an increase in purchases of lease equipment and originations of installment loans, partially offset by a decrease in acquisitions of subsidiaries, and an increase in sales of subsidiaries.

Cash flows used in financing activities were ¥85,477 million during the fiscal year compared to the inflow of ¥438,308 million during the previous fiscal year. This change resulted primarily from a decrease in proceeds from debt with maturities longer than three months.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2024 and the Fiscal Year Ending March 31, 2025

We aim to increase shareholder value by utilizing profits earned from business activities, to strengthen our business foundation and make investments for future growth. At the same time, we strive to make stable and sustainable distribution of dividends at a level in line with our business performance. In addition, with regards to the decision of whether to buy back our shares, we aim to act with flexibility and swiftness while considering various factors such as the business environment, share price and its trend, the soundness of our financial condition, and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2024 has been decided at 98.60 yen per share (the interim dividend paid was 42.80 yen per share and the year-end dividend has been decided at 55.80 yen per share). The payout ratio for the fiscal year ended March 31, 2024 was 33.0%. For the next fiscal year ending March 31, 2025, the annual dividend is forecasted at the higher of either payout ratio of 39.0% or 98.60 yen per share.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2024, we believe no significant changes have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2023.

2. Consideration in the Selection of Accounting Standard

We have been preparing our financial statements in accordance with U.S. GAAP. We believe that U.S. GAAP is the accounting standard that most appropriately reflects our business activities in our financial reporting.

Reporting in U.S. GAAP enables us to maintain consistency and comparability with past financial results and we believe that is beneficial to our stakeholders.

3. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2023	As of March 31, 2024
Cash and Cash Equivalents		1,231,860	1,032,810
Restricted Cash		135,048	152,497
Net Investment in Leases		1,087,563	1,155,023
Installment Loans		3,905,026	3,958,814
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥197,041 million
March 31, 2024	¥129,959 million
Allowance for Credit Losses		(65,373)	(58,110)
Investment in Operating Leases		1,537,178	1,868,574
Investment in Securities		2,852,378	3,263,079
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥25,386 million
March 31, 2024	¥35,696 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2023
Amortized Cost	¥2,488,858 million
Allowance for Credit Losses	¥(144) million
March 31, 2024
Amortized Cost	¥3,015,940 million
Allowance for Credit Losses	¥(634) million
Property under Facility Operations		620,994	689,573
Equity method investments		1,062,410	1,313,887
Trade Notes, Accounts and Other Receivable		441,803	401,368
Inventories		169,021	227,359
Office Facilities		253,649	248,458
Other Assets		2,057,828	2,068,768
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥4,676 million
March 31, 2024	¥2,786 million

Total Assets		15,289,385	16,322,100

Liabilities and Equity
Short-term Debt		508,796	574,095
Deposits		2,246,345	2,245,835
Trade Notes, Accounts and Other Payable		366,851	362,504
Policy Liabilities and Policy Account Balances		1,832,057	1,892,510
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥163,734 million
March 31, 2024	¥167,207 million
Current and Deferred Income Taxes		454,262	570,724
Long-term Debt		5,209,723	5,626,376
Other Liabilities		1,056,084	1,025,446

Total Liabilities		11,674,118	12,297,490

Redeemable Noncontrolling Interests		945	2,645

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		233,169	233,457
Retained Earnings		3,054,448	3,259,730
Accumulated Other Comprehensive Income		156,135	357,148
Treasury Stock, at Cost		(121,256)	(129,980)

Total ORIX Corporation Shareholders’ Equity		3,543,607	3,941,466
Noncontrolling Interests		70,715	80,499

Total Equity		3,614,322	4,021,965

Total Liabilities and Equity		15,289,385	16,322,100

Note 1	: Breakdown of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2023	As of March 31, 2024
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(183,034)	(250,806)
Impact of changes in policy liability discount rate	164,516	257,785
Debt valuation adjustments	275	84
Defined benefit pension plans	(3,617)	9,670
Foreign currency translation adjustments	155,912	324,208
Net unrealized gains on derivative instruments	22,083	16,207

Total	156,135	357,148

Note 2:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.
Note 3:	The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated balance sheets for the previous fiscal years have been retrospectively reclassified for this change.

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Year ended March 31, 2023	Year ended March 31, 2024
Revenues :
Finance revenues	319,478	348,001
Gains on investment securities and dividends	27,850	33,023
Operating leases	499,541	535,490
Life insurance premiums and related investment income	494,070	558,923
Sales of goods and real estate	392,569	373,914
Services income	930,151	965,010

Total Revenues	2,663,659	2,814,361

Expenses :
Interest expense	127,618	188,328
Costs of operating leases	336,987	356,760
Life insurance costs	373,906	433,863
Costs of goods and real estate sold	333,009	268,627
Services expense	571,127	560,101
Other (income) and expense	14,445	(4,671)
Selling, general and administrative expenses	559,406	627,633
Provision for credit losses	8,117	20,968
Write-downs of long-lived assets	2,297	1,724
Write-downs of securities	824	315

Total Expenses	2,327,736	2,453,648

Operating Income	335,923	360,713

Equity in Net Income of Equity method investments	22,081	36,774
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	33,000	72,488
Bargain Purchase Gain	1,174	0

Income before Income Taxes	392,178	469,975
Provision for Income Taxes	95,245	131,388

Net Income	296,933	338,587

Net Income (Loss) Attributable to the Noncontrolling Interests	6,561	(7,682)

Net Income Attributable to the Redeemable Noncontrolling Interests	32	137

Net Income Attributable to ORIX Corporation Shareholders	290,340	346,132

Note 1:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.
Note 2:

The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the previous fiscal years have been retrospectively reclassified for this change.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Year Ended March 31, 2023	Year Ended March 31, 2024
Net Income :	296,933	338,587

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(110,166)	(67,762)
Impact of changes in policy liability discount rate	126,980	93,269
Net change of debt valuation adjustments	54	(191)
Net change of defined benefit pension plans	4,448	13,293
Net change of foreign currency translation adjustments	94,707	173,304
Net change of unrealized gains (losses) on derivative instruments	19,670	(5,875)
Total other comprehensive income	135,693	206,038

Comprehensive Income	432,626	544,625

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	12,059	(3,035)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(17)	350

Comprehensive Income Attributable to ORIX Corporation Shareholders	420,584	547,310

Note :	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2022	221,111	260,479	2,914,558	21,495	(113,447)	3,304,196	109,982	3,414,178
Balance at April 1, 2022	221,111	260,479	2,914,558	21,495	(113,447)	3,304,196	109,982	3,414,178

Contribution to subsidiaries						0	3,451	3,451
Transaction with noncontrolling interests		(28,048)		4,396		(23,652)	(36,758)	(60,410)
Comprehensive income, net of tax:
Net income			290,340			290,340	6,561	296,901
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(110,142)		(110,142)	0	(110,142)
Impact of changes in policy liability discount rate				126,980		126,980	0	126,980
Net change of debt valuation adjustments				54		54	0	54
Net change of defined benefit pension plans				4,455		4,455	(7)	4,448
Net change of foreign currency translation adjustments				91,095		91,095	3,637	94,732
Net change of unrealized gains on derivative instruments				17,802		17,802	1,868	19,670

Total other comprehensive income						130,244	5,498	135,742

Total comprehensive income						420,584	12,059	432,643

Cash dividends			(106,290)			(106,290)	(18,019)	(124,309)
Acquisition of treasury stock					(52,071)	(52,071)	0	(52,071)
Disposal of treasury stock		(85)			102	17	0	17
Cancellation of treasury stock			(44,160)		44,160	0	0	0
Other, net		823			—	823	0	823

Balance at March 31, 2023	221,111	233,169	3,054,448	156,135	(121,256)	3,543,607	70,715	3,614,322

Contribution to subsidiaries						0	18,357	18,357
Transaction with noncontrolling interests		86		(165)		(79)	(3,470)	(3,549)
Comprehensive income, net of tax:
Net income (loss)			346,132			346,132	(7,682)	338,450
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(67,772)		(67,772)	0	(67,772)
Impact of changes in policy liability discount rate				93,269		93,269	0	93,269
Net change of debt valuation adjustments				(191)		(191)	0	(191)
Net change of defined benefit pension plans				13,287		13,287	6	13,293
Net change of foreign currency translation adjustments				168,285		168,285	4,816	173,101
Net change of unrealized gains (loss) on derivative instruments				(5,700)		(5,700)	(175)	(5,875)

Total other comprehensive income						201,178	4,647	205,825

Total comprehensive income (loss)						547,310	(3,035)	544,275

Cash dividends			(99,900)			(99,900)	(2,068)	(101,968)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(227)			277	50	0	50
Cancellation of treasury stock		(49)	(40,951)		41,000	0	0	0
Other, net		478	1			479	0	479

Balance at March 31, 2024	221,111	233,457	3,259,730	357,148	(129,980)	3,941,466	80,499	4,021,965

Note 1:	Changes in the redeemable noncontrolling interests are not included in the table.
Note 2:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	(millions of yen)
	Year ended March 31, 2023	Year ended March 31, 2024
Cash Flows from Operating Activities:
Net income	296,933	338,587
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	340,252	364,242
Principal payments received under net investment in leases	489,428	475,730
Provision for credit losses	8,117	20,968
Equity in net income of equity method investments	(22,081)	(36,774)
Gains on sales of subsidiaries and equity method investments and liquidation losses, net	(33,000)	(72,488)
Bargain purchase gain	(1,174)	—
Gains on sales of securities other than trading	(2,657)	(3,943)
Gains on sales of operating lease assets	(56,932)	(53,441)
Write-downs of long-lived assets	2,297	1,724
Write-downs of securities	824	315
Deferred tax provision	36,947	20,000
(Increase) Decrease in trading securities	31,855	(8,041)
Increase in inventories	(17,527)	(58,126)
Decrease in trade notes, accounts and other receivable	12,953	5,235
Decrease in trade notes, accounts and other payable	(12,173)	(4,427)
Increase in policy liabilities and policy account balances	89,915	186,193
Increase (Decrease) in income taxes payable	(128,948)	107,881
Other, net	(121,941)	(40,233)

Net cash provided by operating activities	913,088	1,243,402

Cash Flows from Investing Activities:
Purchases of lease equipment	(976,502)	(1,124,207)
Originations of installment loans	(1,275,795)	(1,429,738)
Principal collected on installment loans	1,337,889	1,356,586
Proceeds from sales of operating lease assets	233,452	262,724
Investments in equity method investees, net	(66,186)	(166,640)
Proceeds from sales of equity method investments	104,387	23,967
Purchases of available-for-sale debt securities	(515,865)	(570,241)
Proceeds from sales of available-for-sale debt securities	323,773	197,640
Proceeds from redemption of available-for-sale debt securities	44,496	47,280
Purchases of equity securities other than trading	(55,539)	(57,819)
Proceeds from sales of equity securities other than trading	36,444	54,728
Purchases of property under facility operations	(103,572)	(76,667)
Acquisitions of subsidiaries, net of cash acquired	(206,830)	(42,486)
Sales of subsidiaries, net of cash disposed	19,987	139,525
Other, net	1,383	12,545

Net cash used in investing activities	(1,098,478)	(1,372,803)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	20,408	10,751
Proceeds from debt with maturities longer than three months	1,820,633	1,218,867
Repayment of debt with maturities longer than three months	(1,158,517)	(1,177,803)
Net decrease in deposits due to customers	(30,638)	(1,572)
Cash dividends paid to ORIX Corporation shareholders	(106,290)	(99,900)
Acquisition of treasury stock	(52,071)	(50,001)
Contribution from noncontrolling interests	3,926	15,621
Purchases of shares of subsidiaries from noncontrolling interests	(46,319)	(108)
Net increase in call money	5,000	—
Other, net	(17,824)	(1,332)

Net cash provided by (used in) financing activities	438,308	(85,477)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	22,178	33,277

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	275,096	(181,601)

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,091,812	1,366,908

Cash, Cash Equivalents and Restricted Cash at End of Year	1,366,908	1,185,307

Note 1:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.
Note 2:

The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated statements of cash flows for the previous fiscal years have been retrospectively reclassified for this change.

Note:

Certain line items presented in the consolidated balance sheets, the consolidated statements of income and the consolidated statements of cash flows have been changed as follows starting from fiscal 2024. These changes were made to aggregate and present our investments in partnerships and other entities accounted for by the equity method in the consolidated financial statements to more appropriately reflect the status of our investments in the consolidated financial statements, due primarily to the increased materiality of our investments in these entities. Corresponding to these changes, the presented amounts in the consolidated balance sheet as of March 31, 2023 have also been reclassified retrospectively to conform to the presentation as of March 31, 2024, the presented amounts in the consolidated statements of income and the consolidated statements of cash flows for the previous fiscal years have also been reclassified retrospectively to conform to the presentation for fiscal 2024.

(Consolidated Balance Sheets)

•	“Investment in Affiliates” has been changed to “Equity method investments”.

•	Equity securities accounted for by the equity method included in “Investments in Securities” has been reclassified into “Equity method investments”.

•

Loans to affiliates and allowance for credit losses on loans to affiliates, which were included in “Investments in Affiliates”, have been reclassified into “Installment Loans” and “Allowance for Credit Losses”, respectively and investments for which the fair value option is applied and was included in “Investment in Affiliates” has been reclassified into “Investments in Securities”.

(Consolidated Statements of Income)

•

“Equity in Net Income of Affiliates” and “Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net” have been changed to “Equity in Net Income of Equity method investments” and “Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net” respectively.

•

Gains on fund investment accounted for by the equity method included in “Gains on investment securities and dividends” have been reclassified into “Equity in Net Income of Equity method investments”. Gains on sales of fund investment accounted for by the equity method included in “Gains on investment securities and dividends” have been reclassified into “Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net”.

•

Interest on loans to affiliates included in “Equity in Net Income of Equity method investments” have been reclassified into “Finance revenues”, and credit loss expense of loans to affiliates included in “Equity in Net Income of Equity method investments” have been reclassified into “Provision for credit losses”.

(Consolidated Statements of Cash Flows)

•	“Equity in net income of affiliates (excluding interest on loans)” has been changed to “Equity in net income of equity method investments” in cash flows from operating activities.

•

“Gains on sales of subsidiaries and affiliates and liquidation losses, net” has been changed to “Gains on sales of subsidiaries and equity method investments and liquidation losses, net” in cash flows from operating activities.

•

Credit losses for loans to affiliates previously included in “Equity in net income of affiliates (excluding interest on loans)” has been reclassified into “Provision for credit losses” in cash flows from operating activities.

•

Other non-cash profit and loss previously included in “Equity in net income of affiliates (excluding interest on loans)” has been reclassified into “Other, net” in cash flows from operating activities.

•

Gains on sales of equity securities accounted for by the equity method previously included in “Gains on sales of securities other than trading” have been reclassified into “Gains on sales of subsidiaries and equity method investments and liquidation losses, net” in cash flows from operating activities.

•	Other non-cash profit and loss previously included in “Other, net” has been reclassified into “Equity in net income of equity method investments” in cash flows from operating activities.

•	“Installment loans made to customers” has been changed to “Originations of installment loans” in cash flows from investing activities.

•	“Investment in affiliates, net” has been changed to “Investments in equity method investees, net” in cash flows from investing activities.

•	“Proceeds from sales of investment in affiliates” has been changed to “Proceeds from sales of equity method investments” in cash flows from investing activities.

•	Loans made to affiliates previously included in “Investment in affiliates, net” has been reclassified into “Originations of installment loans” in cash flows from investing activities.

•

Principal collected on loans to affiliates previously included in “Investment in affiliates, net” has been reclassified into “Principal collected on installment loans” in cash flows from investing activities.

•

Execution of investments for which the fair value option applied previously included in “Investment in affiliates, net” has been reclassified into “Purchases of equity securities other than trading” in cash flows from investing activities.

•

Purchases of equity securities accounted for by the equity method previously included in “Purchases of equity securities other than trading” has been reclassified into “Investments in equity method investees, net” in cash flows from investing activities.

•

Proceeds from sales of equity securities accounted for by the equity method previously included in “Proceeds from sales of equity securities other than trading” has been reclassified into “Proceeds from sales of equity method investments” in cash flows from investing activities.

•

Principal collected on equity securities accounted for by the equity method through dividends previously included in “Other, net” has been reclassified into “Investments in equity method investees, net” in cash flows from investing activities.

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

Segment Information by Sector

						(millions of yen)

	Year ended March 31, 2023		Year ended March 31, 2024		March 31, 2023	March 31, 2024
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	429,897	75,025	444,959	81,195	1,514,070	1,552,322
Real Estate	418,736	51,578	471,692	65,835	935,027	994,115
PE Investment and Concession	376,322	2,837	379,168	43,378	605,471	772,834
Environment and Energy	215,770	32,960	165,598	29,898	773,617	847,049
Insurance	499,487	62,990	563,869	70,034	2,050,412	2,309,357
Banking and Credit	84,774	37,610	88,574	96,744	2,698,747	2,733,021
Aircraft and Ships	54,665	18,583	65,191	26,773	742,890	1,058,435
ORIX USA	185,889	49,021	173,426	17,337	1,462,717	1,537,025
ORIX Europe	207,292	40,675	227,151	28,619	417,941	459,248
Asia and Australia	188,432	34,952	225,293	34,339	1,395,096	1,587,540

Segment Total	2,661,264	406,231	2,804,921	494,152	12,595,988	13,850,946

Difference between Segment Total and Consolidated Amounts	2,395	(14,053)	9,440	(24,177)	2,693,397	2,471,154

Consolidated Amounts	2,663,659	392,178	2,814,361	469,975	15,289,385	16,322,100

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for the previous fiscal year has been retrospectively reclassified.

Note 3:

LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach. As a result of the adoption of LDTI, Insurance segment data for the previous fiscal year has been retrospectively adjusted.

Note 4:	The presentation of equity method investment has been changed since fiscal 2024. As a result, segment data for the previous fiscal year has been retrospectively reclassified.
Note 5:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Per Share Data (Unaudited)

	Year ended March 31, 2023	Year ended March 31, 2024
		(millions of yen)
Net Income Attributable to ORIX Corporation Shareholders	290,340	346,132
Adjustment to Net Income	0	(7)

Net income used to calculate basic earnings per share	290,340	346,125

Adjustment to Net Income	0	7

Net income used to calculate diluted earnings per share	290,340	346,132

		(thousands of shares)
Weighted-average shares	1,180,356	1,159,367
Effect of Dilutive Securities -
Stock compensation	1,589	1,943

Weighted-average shares for diluted EPS computation	1,181,945	1,161,310

		(yen)
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic	245.98	298.55
Diluted	245.65	298.05

		(yen)
Shareholders’ equity per share	3,027.93	3,422.94

Note 1:	In fiscal 2023 and 2024, there was no stock compensation which was antidilutive.
Note 2:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective approach.

(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements

Significant Accounting Policies

(Adoption of New Accounting Standards)

In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update the discount rate used for the liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred policy acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred policy acquisition costs, these updates are applied to contracts in force as of the beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the discount rates between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries adopted these updates on April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. Upon adoption of these updates, the measurement method of the liability for future policy benefits, etc. have been changed. In addition, as of the transition date, the effect of the adoption on the Company and its subsidiaries’ financial position was an increase of ¥28,937 million in policy liabilities and policy account balances and a decrease of ¥24,641 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)) on the consolidated balance sheet. These were due to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly a decline in Japanese yen interest rates). The balance of deferred policy acquisition costs (included in other assets) immediately before the transition date were carried forward upon transition. As of and for the fiscal year ended March 31, 2022, the effect of the adoption of LDTI on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥10,012 million in deferred policy acquisition costs (included in other assets), a decrease of ¥50,925 million in policy liabilities and policy account balances, an increase of ¥37,536 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥5,241 million in retained earnings in the consolidated balance sheet, and a decrease of ¥4,571 million in life insurance costs in the consolidated statement of income. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), and a change in the amortization period of deferred policy acquisition costs. Furthermore, as of and for the fiscal year ended March 31, 2023, the effect of the adoption of these updates on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥23,194 million in deferred policy acquisition costs (included in other assets), a decrease of ¥233,309 million in policy liabilities and policy account balances, an increase of ¥164,516 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥22,506 million in retained earnings in the consolidated balance sheet, and a decrease of ¥25,010 million in life insurance costs in the consolidated statement of income. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), reversals of policy liabilities and policy account balances due to updated net insurance premium rates (resulting from variances between actual and expected benefits paid), and changes in the amortization period of deferred policy acquisition costs.

(10) Notes to Consolidated Financial Statements

(Subsequent Events)

There are no material subsequent events.

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2024 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2025

TOKYO, Japan - May 8, 2024 - ORIX Corporation (“ORIX”) announced today that its Board of Directors passed a resolution approving the details relating to the expected dividend for the fiscal year ended March 31, 2024. The final amount of the said dividend will be determined by the Board of Directors to be held on May 16, 2024. The annual dividend forecast for the fiscal year ending March 31, 2025 is also included in this announcement as below.

Dividend Detail for the Fiscal Year Ended March 31, 2024

Regarding the year-end dividend for the fiscal year ended March 31, 2024, we have decided a dividend per share of 55.80 yen based on the dividend policy announced on May 10, 2023. As a result of that, an annual dividend per share becomes 98.60 yen.

	Amount Decided	Previous Dividend Forecast	Dividend Paid for the Fiscal Year Ended March 31, 2023
Record Date	March 31, 2024	March 31, 2024	March 31, 2023
Dividend Per Share (Annual)	55.80 yen (98.60 yen)	51.20 yen (94.00 yen) *	42.80 yen (85.60 yen)
Total Dividend Amount (Annual)	64,405 million yen (114,096 million yen)	—	50,209 million yen (100,795 million yen)
Effective Date	June 4, 2024	—	June 5, 2023
Source of Dividend	Retained earnings	—	Retained earnings

*

Either a dividend payout ratio of 33% or an annual dividend per share of 85.60 yen, whichever is higher. In the above, the dividend has been stated in case of net income attributable to ORIX Corporation shareholders of 330,000 million yen for the fiscal year ending March 31, 2024.

Basic Profit Distribution Policy

ORIX aims to increase shareholder value by utilizing profits earned from business activities to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the soundness of its financial condition and external factors such as the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2024 has been decided at 98.60 yen per share (interim dividend paid was 42.80 yen per share and year-end dividend has been decided at 55.80 yen per share). The payout ratio for the fiscal year ended March 31, 2024 was 33.0%.

Annual Dividend Forecast for the Fiscal Year Ending March 31, 2025

The annual dividend for the fiscal year ending March 31, 2025 is forecasted as either a dividend payout ratio of 39% or an annual dividend per share of 98.60 yen, whichever is higher.

Dividend Per Share
	Interim	Fiscal Year-End	Total
Dividend Forecast	49.30 yen	49.30 yen*	98.60 yen*

*	Either a dividend payout ratio of 39% or an annual dividend per share of 98.60 yen, whichever is higher. In the above, the minimum dividend has been stated.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 35,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.

Notice Regarding Repurchase of Own Shares

TOKYO, Japan - May 8, 2024 - ORIX Corporation (“ORIX”) announced today that its Board of Directors passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for capital efficiency and shareholder returns, pursuant to Article 34 of the Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 of the Companies Act, as follows.

(1)	Class of shares to be repurchased: Common shares

(2)	Total number of shares: Up to 40,000,000 shares

(approx.3.5% of the total outstanding shares (excluding treasury shares))

(3)	Total purchase price of shares to be repurchased: Up to 50 billion yen

(4)	Repurchase Period: From May 15, 2024 to March 31, 2025

(5)	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1.	Policies for Share Cancellation

At the Board of Directors meeting held on October 28, 2019, ORIX approved a policy regarding cancellation of its own shares under which, in principle, ORIX shall maintain a total number of its own shares equal to approximately 5% of the total number of issued shares (at maximum) and shall cancel the shares exceeding such amount. The actual number of shares cancelled will be announced after completing the repurchase stated above.

2.	Status of Treasury Shares as of March 31, 2024

Total outstanding shares (excluding treasury shares): 1,154,212,892 shares

Treasury shares: 60,748,162 shares

*	The Company’s shares held through the Board Incentive Plan Trust (2,727,686 shares) are not included in the number of treasury shares.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 35,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.

Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan - May 8, 2024 - ORIX Corporation (“ORIX”) announced today that the Nominating Committee has decided the candidates for Member of the Board of Directors. The nominations are scheduled to be finalized at the 61st Annual General Meeting of Shareholders of the Company on June 25, 2024.

The Company announced that it decided the composition of the Nominating, Audit and Compensation Committees in the Board of Directors meeting held today. All members of the Nominating, Audit and Compensation Committees are composed of outside directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 61st Annual General Meeting of Shareholders of the Company on June 25, 2024.

Candidates for the 11 Member of the Board of Directors positions (including 6 Outside Directors) are as follows:

Makoto Inoue Satoru Matsuzaki Stan Koyanagi Yasuaki Mikami Hidetake Takahashi (newly nominated)

Michael Cusumano (Outside Director)

Sakie Akiyama (Outside Director)

Hiroshi Watanabe (Outside Director)

Aiko Sekine (Outside Director)

Chikatomo Hodo (Outside Director)

Noriyuki Yanagawa (Outside Director)

Details on Candidates for New Member of the Board of Directors

Hidetake Takahashi (Born January 13, 1971)

Apr.1993	Joined ORIX Corporation
Feb.2010	General Manager of Investment and Operation Group I, Investment Banking Headquarters
Jun.2010	Executive Officer, DAIKYO INCORPORATED
Sep.2011	General Manager of Planning Department, Investment and Operation Headquarters
Nov.2011	General Manager of Business Development Department, Investment and Operation Headquarters
Jan.2014	General Manager of Business Development Department, Energy and Eco Services Headquarters
Jan.2017	Deputy Head of Energy and Eco Services Headquarters, General Manager of Business Development Department
Mar.2017	Deputy Head of Energy and Eco Services Headquarters, General Manager of Global Business Development Department
May.2018	Member of the Board of Directors, ORIX Corporation UK Limited (present position)
Jan.2020	Executive Officer Head of Energy and Eco Services Headquarters (present position)
Sep.2020	Member of the Board of Directors, Ubiteq, INC. (present position)
Jan.2022	Managing Executive Officer
Jan.2024	Senior Managing Executive Officer (present position) Group Strategy Business Unit Responsible for Global Investment Strategy (present position)

Basis for candidacy for appointment a Member of the Board of Directors

Mr. Hidetake Takahashi is a candidate for new Member of the Board of Directors. He has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of investment and operation business and environment and energy business.

The Nominating Committee has appointed him as a new candidate for Member of the Board of Directors because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management given that he possesses extensive understanding of the Company’s operations.

Details on Candidates for Member of the Board of Directors (Outside Director)

Michael Cusumano (Born September 5, 1954)

Jul.1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology
Jul.1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position)
Jul.2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology (retired in March 2016)
Apr.2016	Special Vice President and Dean, Tokyo University of Science (retired in May 2017)
Jun.2019	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Apr.2020	Senior Specially Appointed Professor, Tokyo University of Science (retired in March 2022)
Jul.2020	Deputy Dean, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Mr. Michael Cusumano is a candidate for Member of the Board of Directors (Outside Director). He currently serves as a Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology, and as a global authority has a deep understanding of business strategy and technology management.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Compensation Committee, pointing to important matters regarding company management, using his expertise in business strategy and technology management.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Sakie Akiyama (Born December 1, 1962)

Apr.1987	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.) (retired in April 1991)
Apr.1994	Founded Saki Corporation Representative Director and Chief Executive Officer, Saki Corporation (retired in September 2018)
Oct.2018	Founder, Saki Corporation (present position)
Jun.2019	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Member of the Board of Directors (Outside Director), Sony Corporation (currently Sony Group Corporation) (present position)
Member of the Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd. (present position)
Jun.2020	Member of the Board of Directors (Outside Director), Mitsubishi Corporation (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Sakie Akiyama is a candidate for Member of the Board of Directors (Outside Director). She founded Saki Corporation and served as a Representative Director and Chief Executive Officer of Saki Corporation. She has wide-ranging experience and knowledge of corporate management.

Currently as a Chairperson of the Nominating Committee, she has actively expressed her opinions and made proposals, while leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Hiroshi Watanabe (Born June 26, 1949)

Apr.1972	Joined the Ministry of Finance
Jan.2003	Director-General, International Bureau, Ministry of Finance
Jul.2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired in July 2007)
Oct.2007	Special Advisor, Japan Center for International Finance (retired in September 2008)
Apr.2008	Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in September 2008)
Oct.2008	Deputy Governor, Japan Finance Corporation (retired in March 2012)
Apr.2012	Deputy Governor, Japan Bank for International Cooperation
Dec.2013	Governor, Japan Bank for International Cooperation (retired in June 2016)
Oct.2016	President, Institute for International Monetary Affairs (present position)
Jun.2017	Member of the Board of Directors (Outside Director), Mitsubishi Materials Corporation (scheduled to retire in June 2024)
Jun.2020	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Hiroshi Watanabe is a candidate for Member of the Board of Directors (Outside Director). He served successively as in key positions at Ministry of Finance Japan and Governor of Japan Bank for International Cooperation, and currently serves as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, wide-ranging experience and knowledge of corporate management.

Currently as a Chairperson of the Compensation Committee, he has actively expressed his opinions and made proposals, while leading discussions and deliberations between the Member of the Board of Directors and Executive Officer’s compensation system and compensation levels in order to enhance their role as medium- and long-term incentives.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Aiko Sekine (Born May 13, 1958)

Apr.1981	Joined Citibank, N.A., Tokyo Branch (retired in January 1984)
Oct.1985	Joined Aoyama Audit Corporation
Mar.1989	Certified as Public Accountant, Japan
Jul.2001	Partner of Chuo Aoyama Audit Corporation (retired in August 2006)
Sep.2006	Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Japan LLC) (retired in July 2016)
Jul.2007	Executive Board Member of Japanese Institute of Certified Public Accountants
Jan.2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired in December 2010)
Jul.2010	Deputy President of Japanese Institute of Certified Public Accountants
Jul.2016	Chairman and President of Japanese Institute of Certified Public Accountants (retired in July 2019)
Jan.2019	Member of the Nominating Committee, International Federation of Accountants (retired in December 2022)
Jul.2019	Advisor of Japanese Institute of Certified Public Accountants (present position)
Jun.2020	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Outside Audit & Supervisory Board Member, Sumitomo Riko Company Limited (present position)
Outside Audit & Supervisory Board Member, IHI Corporation (present position)
Sep.2020	Professor, Faculty of Commerce, Waseda University, (present position)
Oct.2020	Trustee, International Valuation Standards Council (present position)
Jun.2024	Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION (scheduled)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Aiko Sekine is a candidate for Member of the Board of Directors (Outside Director). She served on government and institutional finance and accounting councils both in Japan and overseas, and served as a Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Japan LLC) and Chairman and President of Japanese Institute of Certified Public Accountants. She has extensive knowledge as a professional accountant.

Currently as a Chairperson of the Audit Committee, she has received periodic reports from the Company’s internal audit unit and actively expressed her opinions and made proposals, while leading discussions and deliberations on the effectiveness of the Company’s internal control system.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Chikatomo Hodo (Born July 31, 1960)

Sep.1982	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.)
Sep.2005	Representative Director, Accenture Japan Ltd.
Apr.2006	Representative Director and President, Accenture Japan Ltd.
Sep.2015	Director and Chairman, Accenture Japan Ltd. (retired in August 2017)
Sep.2017	Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director in June 2018)
Jun.2018	Member of the Board of Directors (Outside Director), KONICA MINOLTA, Inc. (present position)
Jul.2018	Senior Corporate Advisor, Accenture Japan Ltd. (retired in August 2021)
Jun.2019	Member of the Board of Directors (Outside Director), Mitsubishi Chemical Holdings Corporation (currently Mitsubishi Chemical Group Corporation) (present position)
Jun.2021	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Jun.2023	Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Chikatomo Hodo is a candidate for Member of the Board of Directors (Outside Director). He served as a Representative Director and President of Accenture Japan Ltd. He has wide-ranging experience and knowledge as a corporate management and digital business.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Compensation Committee and Audit Committee, pointing to important matters regarding company management, using his expertise in corporate management and digital business.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Noriyuki Yanagawa (Born April 23, 1963)

Apr.1993	Specialized Teacher, Faculty of Economics at Keio University
Apr.1996	Assistant Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
Apr.2007	Associate Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
Dec.2011	Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo (present position)
Jun.2022	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors (Outside Director)

Mr. Noriyuki Yanagawa is a candidate for Member of the Board of Directors (Outside Director). He currently serves as a Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo, and he served on government and institutional finance and economic councils in Japan. He specializes in financial contracts, law and economics, and has a wealth of knowledge and experience as a financial economics expert.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Audit Committee , using his expertise in corporate strategy based on deep academic understanding.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

3 Members (Outside Directors: 3)

Chairperson: Sakie Akiyama

Members: Hiroshi Watanabe and Aiko Sekine

Audit Committee

3 Members (Outside Directors: 3)

Chairperson: Aiko Sekine

Members: Chikatomo Hodo and Noriyuki Yanagawa

Compensation Committee

3 Members (Outside Directors: 3)

Chairperson: Hiroshi Watanabe

Members: Michael Cusumano and Chikatomo Hodo

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 35,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.

Announcement Regarding Management Changes

Tokyo, Japan - May 8, 2024 - ORIX Corporation (“ORIX”) announced today that it decided the management changes. The management changes are scheduled to be finalized at the 61st Annual General Meeting of Shareholders and the Board of Directors meeting on June 25, 2024.

∎	Management Changes (Effective as of June 25, 2024)

New Position	Present Position	Name
Member of the Board of Directors Senior Managing Executive Officer Head of Energy and Eco Services Headquarters Group Strategy Business Unit Responsible for Global Investment Strategy	Senior Managing Executive Officer Head of Energy and Eco Services Headquarters Group Strategy Business Unit Responsible for Global Investment Strategy	Hidetake Takahashi

Group Senior Managing Executive President and Chief Executive Officer, ORIX Corporation USA	Senior Managing Executive Officer President and Chief Executive Officer, ORIX Corporation USA	Yoshiteru Suzuki

Group Executive President, ORIX Baseball Club Co., Ltd. President, Osaka City Dome Co., Ltd.	Executive Officer Group Strategy Business Unit President, ORIX Baseball Club Co., Ltd. President, Osaka City Dome Co., Ltd.	Michio Minato

Group Executive Chief Executive Officer, ORIX Corporation Europe N.V. Chief Executive Officer, ORIX Corporation UK Limited	Executive Officer Responsible for ORIX Corporation Europe and Robeco Group Chief Executive Officer, ORIX Corporation Europe N.V. Chief Executive Officer, ORIX Corporation UK Limited	Kiyoshi Habiro

Retire*	Member of the Board of Directors Senior Managing Executive Officer Responsible for Investment and Operation Headquarters	Shuji Irie

*	Mr. Irie will be appointed Advisor of ORIX on June 25, 2024.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 35,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.